SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5 )*

                        Corporate Renaissance Group, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    220033104
               ---------------------------------------------------
                                 (CUSIP Number)

              David B. Hertzog, Esq., Hertzog, Calamari & Gleason,
               100 Park Avenue, New York, NY 10017 (212) 481-9500
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 21, 1998
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 2 of 4 Pages

Item 1.  Security and Issuer.
-------  --------------------

         No change.


Item 2.  Identity and Background.
-------  ------------------------

         No change.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

         No change.


Item 4.  Purpose of Transaction.
-------  -----------------------

         On March 25, 1998, the Reporting Persons, as represented by Kass, furnished a letter to management of the Company for the purpose of seeking appropriate responses from such management with respect to the concerns of the Reporting Persons relating to the poor performance of the Company. On April 3, 1998, management of the Company issued a letter to Kass purportedly in response to the concerns contained in the letter of March 25, 1998. Based on that response, Curators Partners has, as of the date hereof, requested a list of the Company's stockholders from the Company so that the Reporting Persons, as represented by Kass, may communicate their concerns and address appropriate action with certain of such stockholders.

         The Reporting Persons, depending upon the outcome of such communications, may or may not acquire additional shares of Common Stock or take other actions. Alternatively, the Reporting Persons may determine to sell or otherwise dispose of some or all of the shares of the Common Stock owned by them, depending upon a continued assessment of such communications or other developments. In making any such determinations, the Reporting Persons will consider their goals and objectives, other investment opportunities available to them, as well as other factors.

         The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others. The Reporting Persons may also consider whether or not other stockholders of the Company will become members of their group.



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                                                               Page 3 of 4 Pages

         Except as set forth herein, the Reporting Persons have no plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of the form of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         No change.


Item 6.  Contracts, Arrangements, Understandings or
------   Relationships with Respect to Securities of the
         Issuer.
         -----------------------------------------------

         No change.


Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         None.

                                                               Page 4 of 4 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 21, 1998


         Curators Partners, L.P.

         By:  Curators Fund Management, L.P., General Partner

         By:  Kass Fund Management, Inc., General Partner


         By:      Walter Kass
            -------------------------------------------------
                  Walter Kass, President


         Curators Capital Management, Inc.


         By:      Walter Kass
            -------------------------------------------------
                  Walter Kass, President


         Walter Kass
         ----------------------------------------------------
         Walter Kass